Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-256963

Relating to the

Preliminary Prospectus Supplements

Dated June 10, 2021

(To Prospectus Dated June 10, 2021)

PRICING TERM SHEET

June 10, 2021

The Cheesecake Factory Incorporated

Offerings of

3,125,000 Shares of Common Stock

and

$300,000,000 Aggregate Principal Amount of

0.375% Convertible Senior Notes due 2026

The information in this pricing term sheet supplements The Cheesecake Factory Incorporated’s preliminary prospectus supplement, dated June 10, 2021 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and The Cheesecake Factory Incorporated’s preliminary prospectus supplement, dated June 10, 2021 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of convertible senior notes due 2026 (the “Convertible Note Offering”), and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to The Cheesecake Factory Incorporated and not to its subsidiaries.

Common Stock Offering

Issuer	The Cheesecake Factory Incorporated.

SecuritiesOffered	3,125,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 3,593,750) shares of common stock, $0.01 par value per share, of The Cheesecake Factory Incorporated (the “Common Stock”).

Ticker / Exchange for Common Stock	CAKE / Nasdaq Global Select Market (“Nasdaq”).

Last Reported Sale Price per Share of Common Stock on Nasdaq on June 10, 2021	$56.86.

Public Offering Price per Share of Common Stock	$56.00.

Underwriting Discount	$2.38 per share of Common Stock, and $7,437,500 in the aggregate (or $8,553,125 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	June 11, 2021.

Settlement Date	June 15, 2021.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $166.9 million (or approximately $192.0 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Common Stock Offering and the Convertible Note Offering to fund the cash consideration of approximately $457.4 million payable in the preferred stock repurchase and conversion described in the Common Stock Preliminary Prospectus Supplement to simplify our capital structure. We intend to use the remaining proceeds for general corporate purposes, including the repayment of debt under our revolving credit facility. The preferred stock repurchase and conversion are expected to close on June 15, 2021, subject to customary closing conditions and will be contingent on the completion of the Common Stock Offering and the Convertible Note Offering. The completion of the Common Stock Offering is not contingent on the completion of the Convertible Note Offering, and the completion of the Convertible Note Offering is not contingent on the completion of the Common Stock Offering.

Book-Running Managers	J.P. Morgan Securities LLC BNP Paribas Securities Corp. BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers	BTIG, LLC Rabo Securities USA, Inc. TD Securities (USA) LLC

CUSIP / ISIN Numbers for the Common Stock	163072101 / US1630721017.

Convertible Note Offering

Issuer	The Cheesecake Factory Incorporated.

Ticker / Exchange for Common Stock	CAKE / Nasdaq.

Trade Date	June 11, 2021.

Settlement Date	June 15, 2021.

Notes	0.375% convertible senior notes due 2026 (the “Notes”).

Principal Amount	$300,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $345,000,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	2.75% of the principal amount of the Notes, and $8,250,000 in the aggregate (or $9,487,500 in the aggregate, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), in each case plus accrued interest, if any, from the Settlement Date.

Maturity	June 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	0.375% per annum.

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2021.

Record Dates	June 1 and December 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on June 10, 2021	$56.86.

Conversion Premium	Approximately 40% above the Public Offering Price per Share of Common Stock in the Common Stock Offering.

Initial Conversion Price	Approximately $78.40 per share of our Common Stock.

Initial Conversion Rate	12.7551 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after June 20, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $150.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Convertible Note Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $291.0 million (or approximately $334.8 million if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Convertible Note Offering and the Common Stock Offering to fund the cash consideration of approximately $457.4 million payable in the preferred stock repurchase and conversion described in the Convertible Note Preliminary Prospectus Supplement to simplify our capital structure. We intend to use the remaining proceeds for general corporate purposes, including the repayment of debt under our revolving credit facility. The preferred stock repurchase and conversion are expected to close on June 15, 2021, subject to customary closing conditions and will be contingent on the completion of the Convertible Note Offering and the Common Stock Offering. The completion of the Convertible Note Offering is not contingent on the completion of the Common Stock Offering, and the completion of the Common Stock Offering is not contingent on the completion of the Convertible Note Offering.

Book-Running Managers	J.P. Morgan Securities LLC BNP Paribas Securities Corp. BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers	Rabo Securities USA, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

CUSIP / ISIN Numbers	163072 AA9 / US163072AA98.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective Date	Stock Price
	$56.00	$60.00	$70.00	$78.40	$90.00	$101.92	$125.00	$150.00	$175.00	$200.00	$250.00	$325.00
June 15, 2021	5.1020	4.4470	3.2224	2.5057	1.8096	1.3217	0.7489	0.4185	0.2360	0.1308	0.0328	0.0000
June 15, 2022	5.1020	4.4047	3.1290	2.3915	1.6853	1.2000	0.6459	0.3401	0.1789	0.0908	0.0160	0.0000
June 15, 2023	5.1020	4.3173	2.9793	2.2189	1.5068	1.0311	0.5120	0.2445	0.1142	0.0489	0.0031	0.0000
June 15, 2024	5.1020	4.1888	2.7566	1.9648	1.2503	0.7976	0.3424	0.1361	0.0494	0.0134	0.0000	0.0000
June 15, 2025	5.1020	3.9943	2.3800	1.5346	0.8370	0.4510	0.1362	0.0328	0.0039	0.0000	0.0000	0.0000
June 15, 2026	5.1020	3.9115	1.5306	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•	if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•	if the stock price is greater than $325.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $56.00 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 17.8571 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

Underwriting

The section in the Convertible Note Preliminary Prospectus Supplement under the caption “Underwriting” is amended by appending the following text immediately after the last paragraph of such section:

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a simplified prospectus or a prospectus as such term is defined in the Swiss Federal Act on Collective Investment Schemes, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, nor the Company nor the notes have been or will be filed with or approved by any Swiss regulatory authority. The notes are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the notes will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in Israel

This prospectus supplement does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this prospectus supplement in Israel, at our sole discretion, to investors who are not considered qualified investors, provided that the number of such investors in Israel shall be no greater than 35 in any 12-month period.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.